FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended August 8, 2005

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X            Form 40-F ___

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____              No   X

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

Press Release, August 8, 2005 - English

VANNESSA VENTURES LTD.
Suite 220, 1010 - 1st Street S.W.
Calgary, AB   T2R 1K4
Tel:  (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

August 8, 2005	SYMBOL: VVV

Extension of Expiry Date of 3,700,000 Warrants by One Year

Vannessa Ventures Ltd. (the “Company”) - The Company will seek approval from the TSX Venture Exchange to extend the expiry date of 1,700,000 share purchase warrants (the “First Warrants”) issued on August 26, 2002 and to extend the expiry date of 2,000,000 share purchase warrants (the "Second Warrants") issued on August 28, 2002.  All Warrants currently entitle the holders to acquire one additional common share of the Company, the First Warrants at a price of $1.06 per share up until August 26, 2005, as extended on August 13, 2004, and the Second Warrants at a price of $0.89 per share up until August 28, 2005, as extended on August 13, 2004.

The Company proposes to extend the expiry date of the outstanding First Warrants to August 26, 2006 and the Second Warrants to August 28, 2006.  No other terms of the First Warrants or Second Warrants will be amended.

The proposed extension of the expiry date of these Warrants is subject to approval of the TSX Venture Exchange.

By order of the Board,

JOHN MORGAN
President & Director

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.